                   R. A. WALKER
SENIOR VICE PRESIDENT, FINANCE
  AND CHIEF FINANCIAL OFFICER

                                                                                                                  May 9, 2008

Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 7010

Re:    Anadarko Petroleum Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2007
         File No. 001-8968

Dear Mr. Schwall:

We are providing the following responses to the comment letter dated April 30, 2008 from the staff of the U.S. Securities and Exchange Commission (the "SEC") regarding our Form 10-K for the fiscal year ended December 31, 2007 ( "Form 10-K"). The responses provided below are numbered to correspond to the staff's comments, which have been reproduced herein for ease of reference. All page numbers in our responses refer to our Form 10-K.

Based on our review of the staff comment letter, and as further described herein, we believe that our Form 10-K is not materially inaccurate or misleading and, therefore, believe that amending it is not necessary. Instead, as indicated in our responses below, we respectfully propose to make appropriate clarifications or modifications to our disclosures in future filings.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our Form 10-K; staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-K filed February 29, 2008

Proved Reserves, page 3

1.  With a view towards disclosure, describe for us, in reasonable detail, the procedures and methods followed by NSAI in conducting their review. Also, provide us with a copy of NSAI's review report.

Response: Anadarko internally generates all proved reserve estimates in accordance with SEC guidelines as disclosed in the Form 10-K. In 2007, Netherland, Sewell & Associates, Inc. ("NSAI") was contracted to participate in procedures and methods review meetings held in Anadarko's offices. The review meetings were attended by NSAI representatives, which included reservoir engineers, and when appropriate, geologists and geophysicists. The Anadarko reserves estimators (typically reservoir engineers) presented summary-level information about the basis for Anadarko's reserve estimates. As outlined in NSAI's year-end review letter, the following occurred:

    NSAI observed in some detail the procedures and methods used by the Anadarko reserve estimators.

    NSAI observed the enforcement of management's reserves booking policies and controls, and the degree to which the estimators adhere to the definitions and guidelines of the SEC in developing the reserve estimates.

    During and after the review meetings, Anadarko reserve estimators and NSAI representatives were engaged in open discussion in regards to information presented.

    The following provides some aspects of the analysis that Anadarko and NSAI representatives discussed:

      Type curves and the methodology used to build them;

      Sample of decline curve projections;

      Reasonableness of decline parameters;

      Reasonableness of operating costs;

      Reasonableness of well life; and

      One-offset compliance for PUDs.

The year-end review letter prepared by NSAI is filed as Exhibit 99 to the Form 10-K. This letter is the summary annual review from our engagement and details their activity level and highlights that NSAI was not contracted to audit Anadarko's reserve estimates. Anadarko will continue to employ a third-party reserve consultant to help ensure consistency and adherence to SEC proved reserve booking guidelines, to review proved reserve booking methods and procedures, and to assist Anadarko's reserve estimators in understanding current SEC standards and industry practices.

Properties and Activities, page 6

2.  The "Other" line item in the table on page 6 represents the largest item under the "Rockies." Tell us why that item is not broken down further into more constituent parts. We note the disclosure in the last paragraph under "Rockies" on page 8.

Response: The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the SEC.

Risk Factors, page 18

Our debt and other financial commitments may limit our financial and operating flexibility, page 18

3.  Identify or cross-reference the "related party" cited in the first sentence. Assuming that you are referring to Trinity Associates, identify the third party investors and their affiliation to the company. Also, discuss any consideration or benefits accruing to these parties, the business reasons for entering into this transaction, whether this structured as an "arms length" transaction and, if so, the steps taken to ensure that result.

Response: The "related party" cited in the first sentence is Trinity Associates LLC ("Trinity"). The third-party investor in Trinity is Pecos Investors LLC ("Pecos"), an entity owned and capitalized by a group of well-known financial institutions and private equity funds. Following is a list of these financial institutions:

Bank of America, N.A.
Blue Ridge Investment, L.L.C.
Citibank, N.A.
Citicorp North America, Inc.
Credit Suisse, Cayman Islands Branch
DnB NOR Bank ASA
Goldman Sachs Bank USA
GSO COF Facility LLC
GSO Domestic Capital Funding LLC
GSO Special Situations Fund LP
JPMorgan Chase Bank, N.A.
Lehman Brothers Commercial Bank
Morgan Stanley Bank
SPCP Group, L.L.C.
The Bank of Nova Scotia
The Royal Bank of Scotland plc
UBS Loan Finance LLC
Wachovia Bank, National Association

To our knowledge, there are no relationships that would cause any of the above-listed parties to be considered related parties to Anadarko.

Pecos is capitalized by both equity investors and lending institutions. In exchange for extending capital to Pecos, the lending institutions received a customary lending fee at closing, and the combined Pecos stakeholders receive, on an ongoing basis, investment earnings from Trinity that, in the aggregate, are equivalent to the interest Anadarko's midstream subsidiary pays Trinity on its $2.2 billion loan.

The business reason for entering into the transaction was to monetize a portion of the Company's midstream business in a capital-efficient manner, while retaining operational control over the midstream assets. Please see our response to Question #11 for additional information regarding the business reasons for entering into this transaction.

In our opinion, our midstream subsidiary's loan with Trinity reflects "arms length" terms. Our position is based on the fact that the cost of the borrowing is equivalent to the investment return that accrues to Pecos investors, all of whom are unrelated to Anadarko. We consider other terms of the midstream subsidiary borrowing, including financial and nonfinancial covenants, to be representative of customary credit terms for financing arrangements of this kind.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

4.  When a change in your results is attributable to more than one factor, quantify the contributions of each factor. For example, we note that the income from continuing operations for 2007 compared to 2006 increased primarily because of gains on divestitures and higher sales volume. Please quantify the gains from divestitures and the higher sales volumes. Also, under "Cash Flow from Operating Activities," on page 45, you attribute the decrease in cash flow in 2007 to the impact of income taxes on divestitures and higher costs and expenses. While you disclose the amount of taxes paid for gains on divestitures in 2007, you do not quantify the "higher costs and expenses."

Response: We acknowledge there are several places where we have provided qualitative analysis such as the discussion of net income on page 32 and the discussion of cash flow on page 45. These are meant to be summaries which give the reader an overall picture. This information is supplemented by a detailed analysis of the operating results on pages 33-38. We use tables to present much of the quantitative data and discuss the results in narrative form thereafter. When material, additional quantitative data is supplied in the narrative of the detailed discussions.

Specifically to the sections referred to: The gains on divestitures referenced on page 32 are included in the previous introductory summary table on page 31 due to their significance. The volume variances are explained on pages 33-35 that address volumes and prices by revenue type. The cash flow variances explained qualitatively on page 45 present at a high level the changes in results of operations that were previously discussed in detail on pages 33-38. These pages include discussions of income taxes and costs and expenses. The amount of tax paid on divestitures was disclosed separately because it was not discussed previously as well as the fact it had such a significant impact.

Accordingly, we propose the disclosure in our Form 10-K remain unchanged. In future filings, we intend to verify that significant components discussed in detailed explanations quantify variances in order of magnitude. Further, we intend to add a table in the revenue discussion that summarizes in one place changes in revenues associated with price and volumes as well as the impacts associated with derivatives. The detailed explanations will continue to be included as appropriate.

Overview, page 30

5.  Given that 11% of your proven reserves are located in Algeria, it appears appropriate to address in this section your dispute with Sonatrach, the national oil and gas company of Algeria, regarding the renegotiation of the Production Sharing Agreement and the approval by the Algerian parliament of a legislation establishing an exceptional profits tax on foreign companies' Algerian oil production.

Response: The ongoing dispute with Sonatrach relates primarily to the imposition of the exceptional profits tax ("TPE") by the Algerian government, which Sonatrach is collecting, on behalf of the Algerian government, from the Company. Currently, Anadarko and Sonatrach are involved in a conciliation process, as provided by the contract, in an effort to resolve the dispute. However, there is no guarantee that the conciliation or any other dialogue with Sonatrach will result in a mutually satisfactory settlement of the dispute.

Based on the foregoing, management believes the disclosure of the TPE and related conciliation on page 12 of the Form 10-K is appropriate and further discussion in the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is not warranted. Further, elaborating on Anadarko's pursuit of any economic settlement from Sonatrach would currently be premature.

6.  We note that on page 22 you disclose that you may experience significant exploration and dry hole expenses because you allocate a percentage of your capital budget to higher-risk exploratory projects. Please discuss how your financial condition is affected by devoting resources to those projects.

Response: We do not believe that Anadarko's allocation of 20%-25% of its capital budget to exploration projects creates significant exposure to our financial condition. Exploration is one of the components of our strategy to find and replace reserves. The allocation of our resources to exploration is dependent on the evaluation of our investment opportunities within our property portfolio given then-current market conditions. The success rate we achieve with our exploration projects will determine whether there is a positive or negative impact on our financial condition from our exploration program over time.

The significant exposure to our financial condition lies in the overall success of management's strategically balanced program to replace reserves through proved property acquisitions, development and exploration activities, complemented by strategic divestitures of non-core properties. The risk to the Company of failure to replace reserves is discussed in "Risk Factors" on page 23 of the Form 10-K. Following is an excerpt:

"Failure to replace reserves may negatively affect our business.

Our future success depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Our proved reserves generally decline when reserves are produced, unless we conduct successful exploration or development activities or acquire properties containing proved reserves, or both. We may not be able to find, develop or acquire additional reserves on an economic basis. Furthermore, if oil and natural gas prices increase, our costs for additional reserves could also increase."

Capital Resources and Liquidity, page 45

7.  Address and, to the extent practicable, quantify your anticipated material capital expenditures both on a short and a long term basis and the funding for such activities.

Response: Information about Anadarko's future capital expenditures and associated capital discipline and funding strategies are set forth in the "Outlook" section of the MD&A. Following are the relevant excerpts included on page 48 of our Form 10-K:

"The Company has an approved 2008 capital spending budget of $4.7 billion. The Company has allocated about 65% of capital spending to development activities, 20% to exploration activities, 10% to gas gathering and processing activities, with the remaining 5% for capitalized interest and other items. The Company expects capital spending by area to be approximately 30% for the Rockies, 20% for the Southern region, 25% for the Gulf of Mexico, 15% for International and Alaska and 10% for Midstream. Emphasis will be on production growth in the Rockies, continued development in the Gulf of Mexico, including the start-up of the Blind Faith platform, and progress toward first production in Brazil that is expected in 2010. The Company's capital discipline strategy is to set capital activity at levels that can be funded with operating cash flows. Anadarko believes that its expected level of cash flow will be sufficient to fund the Company's projected operational program for 2008.

If capital expenditures were to exceed operating cash flow, funds would be supplemented as needed by short-term borrowings. To facilitate such borrowings, the Company has in place a $750 million committed credit agreement, which is supplemented by various noncommitted credit lines that may be offered by certain banks from time to time at then-quoted rates. As of December 31, 2007, the Company had no outstanding borrowings under its credit facility. The Company's policy is to limit commercial paper borrowing to levels that are fully supported by unused balances from its committed credit facilities. The Company may choose to refinance certain portions of these short-term borrowings by issuing long-term debt in the public or private debt markets. To facilitate such financings, the Company may sell securities under its shelf registration statement filed with the SEC in September 2006.

The Company continuously monitors its debt position and coordinates its capital expenditure program with expected cash flows and projected debt repayment schedules. The Company will continue to evaluate funding alternatives, including property divestitures and additional borrowings, to secure funds when needed."

Form 10-K for the year ended December 31, 2007

Obligations and Commitments, page 49

8.  Please include a "Total" row at the bottom of your contractual obligations table in future filings. Refer to the example in Item 303 of Regulation S-K.

Response: We will include a total row within the tabular contractual obligations table in future filings.

Financial Statements

Note 11 - Unconsolidated Affiliates, page 93

Noncontrolling Mandatorily Redeemable Interests, page 93

9.  Please provide your analysis, in reasonable detail, of your accounting treatment of each component of the Permian and Midstream transactions, including references to the specific accounting literature upon which you relied upon and how the transactions satisfied the criteria of the accounting literature. Please ensure to address the following in connection with your response:

    Explain to us the business purpose for structuring these transactions in this manner.

    Provide your analysis of FIN 39 which supports your determination that it is appropriate to set off your equity interest in the investees against the note payable due to the investees.

    We note that you recognized gains on the exchanges with Permian and Midstream of approximately $443 million and $300 million, respectively. We also note from your disclosure that a portion of the gains from these exchanges have been deferred and will be recognized over the useful life of the contributed assets. Please clarify how you determined the amount of gain that should be recognized in the current year and the amount to defer and the accounting guidance that you relied upon when making this determination.

    Please clarify how you determined that it is appropriate to account for your investment under the equity method pursuant to APB 18. We note from your disclosure that you own 5% of the equity interest in Permian and Midstream. Explain how this interest allows you the ability to exercise significant influence over the investees. In addition, please clarify the amount of earnings or losses you recorded in fiscal year 2007 related to each investment.

Response: Business Purpose Following the August 2006 acquisitions of Kerr-McGee Corporation and Western Gas Resources, Inc., and associated increase in debt, Anadarko initiated a portfolio rationalization program, which involved monetizing certain of its oil and gas property interests and gathering and processing (midstream) assets. In some cases, Anadarko monetized assets that management believed had significant economic upside. In those situations, management sought to maintain an economic stake in subject assets and operations, when possible, as was the case for the transactions to divest control of Anadarko's oil and gas property interests in the Permian Basin, and Chaney Dell and Midkiff/Benedum gathering and processing facilities. The transaction structure was selected with the view toward maximizing after-tax cash flow in order to reduce debt as it is viewed by the credit rating agencies, while retaining a continuing economic interest in future growth opportunities.

Accounting Treatment Accounting analysis with respect to the Company's Permian and Midstream transactions addressed the following key accounting and reporting matters: (a) consolidation and accounting policy for the Company's investment in the newly formed limited liability companies ("LLCs"); (b) whether the transactions represent divestitures for accounting purposes for which gain recognition is appropriate; and (c) policy for financial statement presentation of the Company's investment in the LLCs and its notes payable to the LLCs. Unless stated otherwise, the discussion that follows pertains to both the Permian and the Midstream divestiture transactions.

Consolidation and Accounting Policy for the LLC Investments

The following lists the primary accounting guidance that the Company considered in evaluating its consolidation and accounting policy for the LLC interests it received in the transactions:

    SEC Regulation S-X, Rule 3A-02, "Consolidated Financial Statements of the Registrant and Its Subsidiaries"

    SFAS No. 94, "Consolidation of All Majority-Owned Entities"

    ARB No. 51, "Consolidated Financial Statements"

    FASB Interpretation No. 46(R), "Consolidation of Variable Interest Subsidiaries"

    APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock"

    AICPA SOP 78-9, "Accounting for Investments in Real Estate Joint Ventures"

    EITF Issue No. 03-16, "Accounting for Investments in Limited Liability Companies"

    EITF Topic D-46, "Accounting for Limited Partnership Investments"

We first evaluated whether the variable interest consolidation model applied to the Permian and Midstream LLCs. We concluded that the LLCs did not represent variable interest entities, as none of the conditions specified in paragraph 5 of FIN 46(R) were present. We then assessed consolidation policy under the voting interest model, evaluating Anadarko's decision-making power with respect to the operating and financial policies of the LLCs. In that regard, Anadarko's counterparty for each of the two transactions is designated as the manager of the LLC, and, in that capacity, is conveyed all powers to control and manage the business and affairs of the LLCs, subject to limited consent rights conveyed to Anadarko. Anadarko's consent is required with respect to specified actions outside the ordinary course of business, including: consolidation of the LLC with another entity; acquisition by the LLC of assets other than Anadarko-contributed assets and certain other assets; incurrence of debt; sale, exchange or transfer of the note receivable from Anadarko; or sale of more than a specified percentage of Anadarko-contributed assets within a specified time period. Based on our evaluation of relative decision-making rights of the LLC members, we concluded that Anadarko does not hold a controlling financial interest in the LLCs and, therefore, should not consolidate the LLCs.

In considering the accounting policy for Anadarko's investment in the LLC member interests, we considered whether the cost or the equity method of accounting should be applied. EITF 03-16 provides that "...an investment in an LLC that maintains a "specific ownership account" for each investor-similar to a partnership capital account structure-should be viewed as similar to an investment in a limited partnership for purposes of determining whether a noncontrolling investment in an LLC should be accounted for using the cost method or the equity method." Because the Permian and Midstream LLC Operating Agreements provide that a capital account be maintained for each member holding an economic interest in the LLC, we concluded that guidance governing the selection of accounting policy for investments in limited partnerships should be applied to the Permian and Midstream LLCs. That guidance requires the application of the equity method of accounting to investments in limited partner interests, unless, as is provided in SOP 78-9, the investor's interest "is so minor that the limited partner may have virtually no influence over partnership operating and financial policies." Permian and Midstream LLC member interests held by Anadarko entitle the Company to a LIBOR-based preferred return and a 5% participation in profits, losses and residual value of the LLC, and convey to Anadarko, through its consent rights, limited influence over operating and financial policies. Based on rights and economic interests conveyed to Anadarko, and taking into account guidance in EITF Topic D-46, which provides that an investment in limited partner interests of 3 to 5 percent is generally considered to be more than minor, we concluded that the equity method of accounting for Anadarko's Permian and Midstream LLC member interests was appropriate. For the year ended December 31, 2007, we recognized equity-method earnings of $49 million on our investment in Permian LLC membership interest, and $49 million on Midstream LLC membership interests, for a total of $98 million.

Whether Divestiture Accounting Is Appropriate

The following lists the primary accounting guidance that the Company considered in evaluating whether it should account for the Permian and Midstream transactions as divestitures. While some of the guidance considered does not directly apply to the Permian and Midstream transactions, we applied relevant provisions by analogy if we did not identify authoritative guidance that was directly applicable.

    SEC Staff Accounting Bulletin Topic 5E, "Accounting for Divestiture of a Subsidiary or Other Business Operation"

    SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies"

    SFAS No. 89, "Financial Reporting and Changing Prices"

    APB Opinion No. 29, "Accounting for Nonmonetary Transactions"

    AICPA SOP 78-9, "Accounting for Investments in Real Estate Joint Ventures"

    EITF Issue No. 01-2, "Interpretations of APB Opinion No. 29"

    EITF Issue No. 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business"

In evaluating accounting policy alternatives for Anadarko's contribution of operating assets to the Permian and Midstream LLCs in exchange for noncontrolling mandatorily redeemable LLC member interests, we noted that the LLC membership interests received in the exchanges derived a substantial portion of their value from the expected LIBOR-based preferred return, and a lesser portion from the 5% participation in operating earnings of the LLCs. Based on the predominant economic characteristics of Anadarko's LLC member interests, we concluded that the LLC membership interests do not meet the SFAS 89 definition of a nonmonetary asset. Accordingly, we concluded that Anadarko's transfer of operating assets to the LLCs is a monetary transaction, and such transactions generally are accounted for at fair value and gain or loss is recognized, except in specified circumstances. Based on our review of the relevant accounting literature, we believe exceptions to fair value accounting generally reflect the following principal conditions:

    The transaction does not result in the culmination of an earnings process;

    Realizability of proceeds is uncertain;

    Substantial risks and rewards of ownership have not been transferred; or

    Fair value of transferred assets is not clearly measurable.

We evaluated facts and circumstances specific to the Permian and Midstream transactions, considering relevant accounting guidance as outlined above, and concluded that the transactions should be accounted for as divestitures. Further, we concluded that conditions preventing gain recognition were not present.

In reaching our conclusion, we considered the following facts specific to the Permian and Midstream transactions:

    Culmination of an earnings process - A transaction usually is deemed not to result in the culmination of the earnings process when substantial uncertainties exist about the transferor's ability to realize the value of the contributed assets, for example, when the subject assets are not fully developed, their development requires continuing investment of significant resources by the transferor, and realization of future economic benefits from such development is highly uncertain. To the contrary, assets that Anadarko contributed to the LLCs are mature operating assets, and Anadarko is not required, and does not currently anticipate, making additional contributions, or otherwise providing financial support to the LLCs. Further, Anadarko did realize economic value for contributed assets upon transaction closing and, therefore, the earnings process is complete.

    Realizability of proceeds - In connection with its contribution of assets, Anadarko received cash in form of a borrowing, funded by the party acquiring control of the contributed assets. Although cash consideration arose from the borrowing, we concluded that there are no substantial uncertainties with respect to Anadarko being able to ultimately retain, through its interest in the LLCs, all or substantially all of cash proceeds received. Our conclusion is based on our assessment of contractual provisions governing how the distributable value of Anadarko's capital account in the LLC is determined upon redemption of Anadarko's interest in the LLC or liquidation of the LLC, as well as provisions guiding the settlement of that distributable capital account value with Anadarko's note payable to the LLC.

    Transfer of substantial risks and rewards of ownership - While Anadarko participates in economics of contributed operations to the extent of 5%, risks and other incidents of asset ownership have been substantially transferred. Anadarko's LLC member interests do not convey Anadarko rights to influence day-to-day operating and financial policies of the LLCs, such as the development plan for the assets, capital spending, or contractual arrangements in the ordinary course of business. Further, contractual provisions relative to the Permian and Midstream transactions do not provide for any scenario whereby Anadarko would re-acquire ownership of the transferred assets to any extent. Anadarko does not hold an option on the transferred assets. However, Anadarko's LLC interests are mandatorily redeemable at the 30th anniversary of closing and are puttable by Anadarko or callable by the counterparty at the 15th anniversary and thereafter. Accordingly, we concluded that Anadarko's transfer of risks and rewards of ownership is substantive and asset ownership does not revert to Anadarko during Anadarko's participation in the LLC, or upon Anadarko's exit from the arrangements.

    The fair value of the transferred assets in the Permian and Midstream transactions could be ascertained from the consideration received.

Our initial measurement of the realized gain was $443 million for the Permian transaction and $316 million for the Midstream transaction, subject to further adjustments as discussed below. As previously discussed, we concluded that the assets subject to the Permian and Midstream transactions were transferred in exchange for monetary consideration (LLC member interests). Accordingly, we do not consider these transactions to fall within the scope of APB 29 and its interpretations, including EITF 01-2. However, when performing our accounting analysis of the Midstream transaction, we concluded that partial gain deferral guidance contained in Issue 6 of EITF 01-2 should be applied to this transaction as a result of Anadarko's continuing 5% participation in economics of the contributed assets. Accordingly, we deferred the income statement recognition of 5% of the gain realized on the Midstream transaction (approximately $15 million). The realized gain on the Permian transaction was recognized in full.

Please note that since filing our Form 10-K, management identified an error in its computation of divestiture gains on several transactions. As disclosed in Note 2 of our first quarter 2008 Form 10-Q, the inadvertent error was the result of failure to remove all of the cost basis associated with the divested assets from the fixed asset subledger. The correction was recognized in the first quarter of 2008. A portion of that correction relates to the Permian transaction. Taking into account the correction, realized gain on that transaction was $369 million rather than $443 million that we disclosed in our Form 10-K.

Financial Statement Presentation

Our conclusion that it is appropriate to present our equity interest in the Permian and Midstream LLCs with our notes payable to the LLCs on a net basis was based on our analysis of transaction terms, legal rights conveyed to Anadarko through those terms, their enforceability, and applicable provisions of FIN 39 and EITF Topic D-43.

In each case, Anadarko would be entitled to receive the value of its capital account in the LLC upon liquidation of the LLC, upon mandatory redemption of Anadarko's LLC interest at the 30th anniversary of closing, or upon optional redemption any time after the 15th anniversary of closing. The distributable value of Anadarko's capital account will be determined as prescribed in the governing agreements, and will be affected by fair value of the LLC's assets near the time of the settlement. Fair value of Anadarko's LLC interest will be affected largely by the fair value of Anadarko's note payable to the LLC as an asset of the LLC, and, to a lesser degree, by the 5% participation in fair value change of the LLC's operating assets. The settlement is governed by the Master Offset Agreement (a separate agreement exists for each LLC), which transfers to Anadarko the right to offset the distributable value of Anadarko's capital account due and payable to Anadarko by the LLC with amounts due and payable by Anadarko to the LLC, which would approximate the fair value of the note payable by Anadarko, and associated accrued interest. Any difference between the contractual amount due and payable by the LLC to Anadarko and amount due and payable to Anadarko by the LLC is to be settled in cash.

We carefully analyzed the provisions of the governing legal documents and, taking into account the legal analysis, concluded that Anadarko has legal right of setoff enforceable at law, and is expected to control the form of the settlement procedure (gross or net). Additionally, it is management's intent to settle net. Accordingly, we concluded that all FIN 39 criteria for net balance sheet presentation for the Permian and Midstream transactions are met.

10.  Address why you believe it is appropriate to omit the loans obtained with these transactions from your contractual obligations table on page 49. Your contractual obligations table should include all known contractual obligations as of the latest balance sheet date pursuant to Item 303(A)(5) of Regulation S-K.

Response: In our view, the contractual obligation table is intended to facilitate financial statement users' assessment of how the registrant's contractual arrangements may affect its liquidity and capital resource needs. Because we do not reasonably expect the settlement of our contractual obligations under the Permian and Midstream note agreements to require material use of cash (for reasons discussed in our response to Question #9 of this letter), we believe it is appropriate to exclude the principal owed from the tabular presentation of contractual arrangements, as long as we direct the financial statement users to a section of our Form 10-K where additional information about these contractual arrangements is provided.

Midstream Financing Agreement, page 95

11.  Please explain why you structured the debenture agreement with the Investor by establishing a new entity. Explain the benefit of having the amounts loaned to you pass through Trinity instead of the investor loaning you the funds directly. Explain why you had to contribute capital to Trinity as part of this transaction.

Response: We structured the transaction by (i) transferring substantially all of our midstream assets to a newly formed limited liability company, a wholly-owned subsidiary of Anadarko ("Sub"), (ii) forming Trinity, a newly formed limited liability company capitalized with (A) $100 million of cash contributed by us in exchange for common equity and (B) $2.2 billion of cash contributed by third-party investor in exchange for preferred equity, and (iii) causing Trinity to loan $2.2 billion in cash to Sub, which loan is guaranteed by Sub and all of its subsidiaries but does not have a parental guarantee from Anadarko.

Our intent was for this transaction structure to serve a number of different purposes, including:

    Segregate the midstream assets from our other assets and other indebtedness, which we believed would accomplish the following:

      place Sub's creditors in a structurally superior position relative to our lenders with respect to Sub's assets while keeping our other indebtedness primarily supported by our upstream assets, which are the assets that we believe are relevant to our other lenders; and

      establish an independent cost of capital for Sub while not materially increasing the cost of debt capital for other operations of Anadarko.

    Provide $100 million of effective cash collateral to support Trinity's payment obligations in respect of its preferred equity, which is payable to the third-party investors who provided the capital for Trinity's loan to Sub, and which we believed would lower the cost of capital to Trinity and, ultimately, to Sub.

    Segregate our midstream subsidiaries' debt-bearing capacity to allow the rating agencies to more accurately assess Anadarko's consolidated credit metrics.

To accomplish the above-stated objectives, we initially considered a preferred equity issuance by a consolidated operating subsidiary of Anadarko that would own, directly and indirectly, all of Anadarko's midstream assets, and evaluated the possibility of Trinity being such a subsidiary. However, the cost of capital associated with the contemplated preferred equity financing was not acceptable to us. In addition, it would have taken significantly longer to close a transaction which involved the issuance of equity by an operating subsidiary due to the scope of due diligence potential equity investors required. Accordingly, we ultimately decided to execute a lending transaction. However, the executed transaction retained some structural characteristics of the initially contemplated equity issuance, including the formation of Trinity and the issuance of preferred equity. One significant difference in the final transaction is the issuance of preferred equity by a non-operating, unconsolidated investee. Because the preferred equity was issued by an investee that does not own operating assets, the due diligence burden was significantly decreased, thereby preserving a timely transaction closing. In addition, the cost of equity capital related to the final transaction mimicked that of debt since the preferred equity proceeds were simply lent to the Sub, an operating subsidiary.

Anadarko had a strong preference for the loan to originate from an entity in which Anadarko maintained an equity interest. As such, Anadarko contributed capital to Trinity so that it could serve as the Managing Member of the creditor, Trinity. Serving as the Managing Member of Trinity bears significance to Anadarko in that it permits Anadarko to functionally control the identity of Trinity investors, including debt and equity investors in Pecos. Maintaining this ability is important to Anadarko because these investors are granted access to material non-public information related to Anadarko's midstream business, and Anadarko would like to control access to such information for competitive reasons. Additionally, the Managing Member has certain rights not afforded the other members, such as the ability to buy the other members in Trinity out at the par value of their investment.

12.  Clarify the terms of the credit rating triggers that may result in accelerating the debt maturity and how you have accounted for such triggers. Please explain whether you or the creditor can accelerate the maturity based on these triggers.

Response:  There are two different ways that credit rating triggers, coupled with other events, could result in the maturity of Sub's debt being accelerated. First, if Anadarko's senior unsecured debt was (a) unrated by both Standard and Poor's (S&P) and Moody's Investor's Services (Moody's), (b) rated below BB- by S&P, if rated by S&P, or (c) rated below Ba3 by Moody's, if rated by Moody's, then after the 60th day (the "Trigger Date") after the first of such rating events to occur, unless the Sub indebtedness has been sold by Trinity for an amount no less than (x) the sum of (i) all amounts due or accrued and unpaid thereunder, plus (ii) all unpaid expenses and anticipated expenses in connection therewith minus (y) the current value of any cash and cash equivalents then owned by Trinity, then Pecos, as a member of Trinity, could cause the acceleration of the Sub loan.

Second, if Anadarko's senior unsecured debt was (a) unrated by both S&P and Moody's or (b) rated BB or lower by S&P, if rated by S&P, and rated Ba2 or lower by Moody's, if rated by Moody's, and Anadarko failed to contribute or cause the contribution of $200 million of capital to Sub, it would be an event of default under the Sub loan and permit Pecos, as a member of Trinity, to accelerate the Sub loan. Pursuant to option agreements, Anadarko has the right to purchase the Sub loan from Trinity, or Pecos' membership interest in Trinity, at any time on or prior to the Trigger Date, subject to there being no event constituting a termination event.

We evaluated whether any of the covenants, including the credit rating triggering events, affect balance sheet classification of the midstream subsidiary debt. In that regard, we note that we do not believe the terms of the financing arrangement contain subjective acceleration clauses. However, we considered the accounting guidance for subjective acceleration clauses under FASB Technical Bulletin 79-3, "Subjective Acceleration Clauses in Long-Term Debt Agreements" and Topic D-23, which provide that the classification of debt with contractual term of longer than one year that contains subjective acceleration clauses requires judgment about the likelihood of acceleration by the creditor. Since contractual maturity of our midstream subsidiary debt is in 2012, and deterioration of Anadarko's credit standing to levels that may cause acceleration by the creditor is not probable, the Company classified the outstanding note balance as a noncurrent liability.

We respectfully request an opportunity to discuss this response letter further with the staff if, following a review of this information, the staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-3220 or by facsimile at (832) 636-7885.

                                                        Very truly yours,

                                                        /s/ R.A. Walker

cc:     H. Paulett Eberhart, Chairperson, Audit Committee
          Edgar R. Giesinger, KPMG LLP